UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:

FT Vest Annual Hedged Equity and Income Fund: Series B1

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212

Telephone Number (including area code):

877-779-1999

Name and address of agent for service of process:

Ann Maurer	with a copy to:	Joshua B. Deringer, Esq.
FT Vest Annual Hedged Equity and Income Fund: Series B1		Faegre Drinker Biddle & Reath LLP
c/o UMB Fund Services, Inc.		One Logan Square, Ste. 2000
235 West Galena Street		Philadelphia, PA 19103-6996
Milwaukee, WI 53212		215-988-2700

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒ Yes ☐ No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Milwaukee in the State of Wisconsin, as of the 17th day of March, 2025.

FT Vest Annual Hedged Equity and Income Fund: Series B1

By:	/s/ Terrance P. Gallagher
Name:	Terrance P. Gallagher
Title:	Trustee

Attest:	/s/ Timothy Bonin
Name:	Timothy Bonin
Title:	Senior Vice President